SECUR 04002629 ...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Con-Am Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road, Suite 100
(No. and Street)

San Diego (City) CA (State) 92123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph W. Tilley (858) 614-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 San Diego, CA 92101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/24

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of Deeember 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TRINA MITCHELL
Commission # 1298870
Notary Public - California
San Diego County
My Comm. Expires Mar 29, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CONAM SECURITIES, INC.

(A Wholly Owned Subsidiary Of
Continental American Properties, Ltd.)

Financial Statements and Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company), a wholly owned subsidiary of Continental American Properties, Ltd., as of December 31, 2003, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
January 16, 2004

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	26,504
Prepaid expenses		2,515
	$	29,019

Liabilities and Shareholder's Equity

Liabilities – accrued expenses	$	8,825
Shareholder's equity (note 2):		
Common stock, no par value, $100 stated value. Authorized 1,000 shares; issued and outstanding 75 shares		7,500
Additional paid-in capital		7,500
Retained earnings		5,194
Total shareholder's equity		20,194
	$	29,019

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Operations

Year ended December 31, 2003

Revenue:		
Administration fees (note 4)	$	24,000
Interest income		132
		24,132
Expenses:		
Professional fees		22,357
Licenses and fees		2,037
Insurance		371
Miscellaneous		3,989
		28,754
Net loss	$	(4,622)

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Shareholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance at December 31, 2002	$	7,500	7,500	9,816	24,816
Net loss		—	—	(4,622)	(4,622)
Balance at December 31, 2003	$	7,500	7,500	5,194	20,194

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(4,622)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		16
Decrease in accrued expenses		(2,491)
Net cash used in operating activities and net decrease in cash		(7,097)
Cash at beginning of year		33,601
Cash at end of year	$	26,504

See accompanying notes to financial statements.

(1) General Information and Accounting Policies and Practices

(a) General

ConAm Securities, Inc. (the Company) has been approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer for direct participation programs. The Company does not directly solicit or execute securities transactions, or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and utilizes cash basis accounting for income tax purposes. The Company recognizes administrative fees as revenue as the related services are rendered.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2003, the Company had "net capital" of $17,679, which exceeded the amount required.

(3) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company incurred state current income tax expense of $2,200 and federal current income tax expense of $0 during the year ended December 31, 2003. Income tax expense is included in miscellaneous expense within the accompanying statement of operations.

(Continued)

The Company incurred net operating losses in prior years and elected to forego the carryback of such losses and elected to carry them forward to future years. At December 31, 2003, the Company has available tax net operating loss carryforwards of approximately $25,500, which will expire in various years through 2023. The Company's deferred tax assets primarily result from tax net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of future realizability, management has fully offset the net deferred tax asset with a valuation allowance.

(4) Related Party Transactions

During the year ended December 31, 2003, the Company earned $24,000 in administration fees from Continental American Properties, Ltd.

(5) Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2003.

Schedule 1

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Total aggregate indebtedness	$	8,825
Percentage of aggregate indebtedness to net capital		50%
Percentage of debt to equity computed in accordance with Rule 15c3-1(d)		—
Net capital	$	17,679
Minimum capital required to be maintained ($5,000 under Reg. 15c3-1(a)(2))		5,000
Net capital in excess of requirements	$	12,679
Net capital:		
Common stock	$	7,500
Additional paid-in capital		7,500
Retained earnings		5,194
		20,194
Add liabilities subordinated to claims of general creditors allowable in computation of net capital or loss and deferred tax provisions		—
Total net capital and allowable subordinated liabilities		20,194
Deduct:		
Nonallowable assets		(2,515)
Other deductions		—
Haircuts computed pursuant to Rule 15c3-1		—
Net capital	$	17,679

Note: No material differences exist between the dollar amounts reflected in this schedule and those reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2003

The Company does not carry customer accounts; therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

Schedule 3

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

	Market value	No. of items
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.